Filed Pursuant to Rule 424(b)(3)

File No. 333-183001

STATION CASINOS LLC

SUPPLEMENT NO. 4 TO

MARKET MAKING PROSPECTUS DATED OCTOBER 19, 2012

THE DATE OF THIS SUPPLEMENT IS FEBRUARY 15, 2013

On February 15, 2013, Station Casinos LLC filed the attached Current Report on Form 8-K.

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of The Securities Exchange Act of 1934

Date of Report (Date earliest event reported)  February 14, 2013

STATION CASINOS LLC

(exact name of registrant as specified in its charter)

NEVADA

(State or other jurisdiction of incorporation)

000-54193	27-3312261
(Commission File Number)	(IRS Employer Identification Number)

1505 South Pavilion Center Drive, Las Vegas, Nevada

(Address of principal executive offices)

89135

(Zip Code)

Registrant’s Telephone Number, Including Area Code:  (702) 495-3000

N/A

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligations of the registrant under any of the following provisions:

☐            Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐            Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐            Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐            Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01.                                        Other Events.

On February 14, 2013, Station Casinos LLC, a Nevada limited liability company, issued a press release announcing that it had commenced a cash tender offer and consent solicitation for any and all of its outstanding Senior Notes due 2018. A copy of the press release is being furnished as Exhibit 99.1 hereto and is hereby incorporated by reference to this Item 8.01.

Item 9.01.                                        Financial Statements and Exhibits.

(d)         Exhibits:

Exhibit No.	Description

99.1	Press Release dated February 14, 2013, regarding the cash tender offer and consent solicitation.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

STATION CASINOS LLC

	By:	/s/ Marc J. Falcone
Marc J. Falcone
Executive Vice President, Chief Financial Officer
Date: February 14, 2013

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Exhibit 99.1

News Release

Contact:
Investor Relations
(702) 495-3000

Station Casinos LLC Announces

Commencement of Cash Tender Offer and Consent Solicitation

LAS VEGAS, February 14, 2013 — Stations Casinos LLC (the “Company”) today announced that it has commenced a cash tender offer (the “Tender Offer”) for any and all of its outstanding Senior Notes due 2018 (CUSIP No. 857691AB5) (the “Notes”) and a solicitation of consents to certain proposed amendments to the indenture governing the Notes (the “Consents”).  As of the date of this press release, there is approximately $625 million in aggregate principal amount of the Notes outstanding.

The Tender Offer is scheduled to expire at 11:59 p.m. New York City time, on March 14, 2013, unless extended or earlier terminated by the Company (the “Expiration Date”).  Tendered Notes may be withdrawn at any time on or prior to 5:00 p.m., New York City time, on February 28, 2013, unless extended or earlier terminated by the Company (the “Withdrawal Time”).  Other than as required by applicable law, tendered Notes may not be withdrawn after the Withdrawal Time.  Holders tendering their Notes will be required to consent to certain proposed amendments to the indenture governing the Notes.

Holders validly tendering and not withdrawing their Notes on or prior to 5:00 p.m., New York City time, on February 28, 2013, unless extended or earlier terminated by the Company (the “Consent Date”), will receive total consideration of $1,001.50 per $1,000 principal amount of Notes, which includes a cash consent payment of $10.00 per $1,000 principal amount of Notes tendered (the “Consent Payment”).  Holders validly tendering and not withdrawing their Notes after the Consent Date but prior to the Expiration Date will not be eligible to receive the Consent Payment, but will receive tender consideration of $991.50 per $1,000 principal amount of Notes tendered.  Holders who validly tender (and do not validly withdraw) their Notes also will be paid accrued and unpaid interest up to, but not including, the date of payment for the Notes (if such Notes are accepted for purchase).

The Company’s obligation to purchase Notes under the Tender Offer and pay for Consents is subject to certain conditions (the “Conditions”) including: (i) the Company shall have received, on or prior to the Consent Date, Consents which have not been revoked in respect of at least a majority in principal amount of the Notes, and (ii) the Company shall have obtained gross proceeds from refinancing transactions of at least $2,175,000,000 on or prior to the initial settlement date, on terms and conditions satisfactory to the Company.  The terms of the Tender Offer are described in the Company’s Offer to Purchase and Consent Solicitation Statement dated February 14, 2013 (the “Offer to Purchase”).

The initial settlement is expected to occur promptly following the Consent Date and satisfaction of the Conditions, on or around March 1, 2013.  The final settlement will be promptly after the Expiration Date, and is expected to be on March 15, 2013, the next business day following the Expiration Time.

The Company has engaged Deutsche Bank Securities Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated to act as dealer managers and solicitation agents in connection with the Tender Offer.  Questions regarding the Tender Offer may be directed to Deutsche Bank Securities, Inc., at (212) 250-7527 (collect) or (855) 287-1922 (US toll-free) or Merrill Lynch, Pierce, Fenner & Smith Incorporated at (980) 388-3646 (collect) or (888) 292-0070 (US toll-free).  Requests for documentation may be directed to D.F. King & Co., Inc., at (800) 269-6427 (US toll-free) or (212) 269-5550 (collect).

This press release is for informational purposes only and is not an offer to purchase, a solicitation of an offer to purchase or a solicitation of consent with respect to any securities. The Tender Offer is being made solely pursuant to the Offer to Purchase and Consent Solicitation Statement, which sets forth the complete terms of the Tender Offer.

ABOUT STATION CASINOS

Station Casinos LLC is the leading provider of gaming and entertainment to the residents of Las Vegas, Nevada. Station’s properties, which are located throughout the Las Vegas valley, are regional entertainment destinations and include various amenities, including numerous restaurants, entertainment venues, movie theaters, bowling and convention/banquet space, as well as traditional casino gaming offerings such as video poker, slot machines, table games, bingo and race and sports wagering. Station owns and operates Red Rock Casino Resort Spa, Palace Station Hotel & Casino, Boulder Station Hotel & Casino, Sunset Station Hotel & Casino, Green Valley Ranch Resort Casino Spa, Santa Fe Station Hotel & Casino, Texas Station Gambling Hall & Hotel, Fiesta Rancho Casino Hotel, Fiesta Henderson Casino Hotel, Wildfire Rancho, Wildfire Boulder, Wild Wild West Gambling Hall & Hotel, Wildfire Sunset and Lake Mead Casino. Station also owns a 50% interest in Barley’s Casino & Brewing Company, Wildfire Lanes and Casino and The Greens. In addition, Station owns a 50% interest in MPM Enterprises, LLC, which is the manager of the Gun Lake Casino in southwestern Michigan.

FORWARD-LOOKING STATEMENTS

Statements contained in this news release that state the Company’s or management’s intentions, expectations or predictions of the future are forward-looking statements. Specifically, the Company cannot assure you that the proposed transactions described above will be consummated on the terms currently contemplated, if at all.  Actual results could differ materially from those projected in such forward-looking statements. Additional information concerning factors that could cause actual results to differ materially is contained from time to time in the Company’s filings with the Securities and Exchange Commission (the “SEC”), including but not limited to the Company’s Annual Report on Form 10-K for the year ended December 31, 2011.  The Company disclaims any intention or obligation to revise any forward-looking statements, including financial estimates, whether as a result of new information, future events or otherwise.